AB 3/19

[redacted]

14048529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Wash., DC

SEC FILE NUMBER
8-69031

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/13** (mm/dd/yy) AND ENDING **12/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **QuantumWave Capital Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2771 Georgia Slide Road
(No. and Street)

Georgetown (City) **California** (State) **95634** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Bazzini **(530) 333-4810**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/25/14

OATH OR AFFIRMATION

I, **Christine Bazzini**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **QuantumWave Capital Inc.**, as of **December 31, 2013**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MALINDA REA GIERAU
Commission # 1886668
Notary Public - California
El Dorado County
My Comm. Expires Apr 23, 2014

Signature

President & CCO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QuantumWave Capital Inc.

Annual Audit Report

December 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

QuantumWave Capital Inc.

Annual Audit Report

December 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

QuantumWave Capital Inc.

December 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Shareholder
QuantumWave Capital Inc.
Georgetown, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of QuantumWave Capital Inc., (a California corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QuantumWave Capital Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

E Wintter + Associates

February 26, 2014

QuantumWave Capital Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 66,046
Due from affiliate	514
Prepaid expenses	2,400
Deferred tax assets	84,339
Total Assets	153,299
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 155
Total Liabilities	155
Stockholder's Equity	
Common stock (no par value; 1,000 shares authorized; 1,000 shares issued and outstanding)	20,000
Additional paid in capital	262,335
Accumulated deficit	(129,191)
Total Stockholder's Equity	153,144
Total Liabilities and Stockholder's Equity	$ 153,299

See independent auditor's report and accompanying notes.

QuantumWave Capital Inc.

Statement of Income

For the Year Ended December 31, 2013

Revenue		
Other income	$	181,840
Total Revenue		181,840
Operating Expenses		
Compensation		82,078
Occupancy costs		29,981
Professional fees		49,970
Other operating expenses		11,675
Total Expenses		173,704
Net Income Before Income Taxes		8,136
Income tax provision		3,496
Net Income	$	4,640

See independent auditor's report and accompanying notes.

QuantumWave Capital Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
December 31, 2012	$ 20,000	$ 262,335	$ (133,831)	$ 148,504
Net Income			4,640	4,640
December 31, 2013	$ 20,000	$ 262,335	$ (129,191)	$ 153,144

See independent auditor's report and accompanying notes.

QuantumWave Capital Inc.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net Income	$	4,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		2,696
(Increase) decrease in:		
Due to affiliate		(514)
Prepaid Expenses		(2,400)
Increase (decrease)		
Accounts Payable		(2,489)
Net Cash Provided by Operating Activities		1,933
Net Increase in Cash and Cash Equivalents		1,933
Cash and cash equivalents at beginning of period		64,113
Cash and Cash Equivalents at End of Period	$	66,046

Supplemental Disclosures:

Income taxes paid	$	800

See independent auditor's report and accompanying notes.

QuantumWave Capital Inc.

Notes to the Financial Statements

December 31, 2013

1. Organization

QuantumWave Capital Inc. (the "Company") was formed in California as a corporation on November 22, 2011. The Company is a wholly-owned subsidiary of QuantumWave Capital (the "Parent"), a French simplified joint-stock company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on August 27, 2012. The Company is an investment banking firm specializing in merger and acquisitions, investment management, and strategic innovation acceleration solutions for the mobile internet. The Company is a wholly-owned subsidiary of QuantumWave Capital (the "Parent Company"), a French simplified joint stock company.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to private placements of securities. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company files federal income tax returns on a stand-alone basis in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial statements upon adoption.

3. Income Taxes

The income tax expense (benefit) for the year ended December 31, 2013 consisted of:

		2013
Current:		
Federal	$	-
State		800
Total current	$	800
Deferred:		
Federal	$	2,712
State		(16)
Total deferred		2,696
Income tax provision	$	3,496

Significant components of the Company's deferred tax balances as of December 31, 2013 are as follows:

		2013
Deferred income tax assets:		
Net operating loss carryforwards	$	84,339
Total deferred income tax assets	$	84,339
Valuation allowance		-
Net deferred income tax assets	$	84,339

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At December 31, 2013, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, the valuation allowance is $0.

At December 31, 2013, the Company's federal and California net operating loss carryforwards were $211,843 and $211,043, respectively, and both are set to expire in tax year 2032.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's net capital was $65,891 which exceeded the requirement by $60,894.

5. Related Party Transactions

The Company has an expense reimbursement agreement with Parent where Parent provides management and back office services for and on behalf of the Company. The Company has no obligation to reimburse or compensate Parent for the services provided. For the year ended December 31, 2013, $172,251 of such expenses was paid by Parent. The Company also received $180,969 from Parent for marketing services which is included in revenue. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Subsequent Events

The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

QuantumWave Capital Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

Net Capital		
Total member's equity	$	153,144
Less: Non-allowable assets		
Due from affiliate		514
Prepaid expenses		2,400
Deferred income tax assets		84,339
Total non-allowable assets		87,253
Net Capital		65,891
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $155 or $5,000, whichever is greater		5,000
Excess Net Capital	$	60,891

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2013)

There were no material differences noted in the Company's net capital computations at December 31, 2013.

See independent auditor's report and accompanying notes.

QuantumWave Capital Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1)

To the Stockholder
QuantumWave Capital Inc.
Georgetown, CA

In planning and performing our audit of the financial statements and supplemental schedules of QuantumWave Capital Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered QuantumWave Capital Inc.'s internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of QuantumWave Capital Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of QuantumWave Capital Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by QuantumWave Capital Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because QuantumWave Capital Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of QuantumWave Capital Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which QuantumWave Capital Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified deficiencies relating to a lack of segregation of duties that we consider to be material weaknesses, as described above. This lack of segregation of duties was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of QuantumWave Capital Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that QuantumWave Capital Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EFHutt & Associates

February 26, 2014